Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
NOVABAY PHARMACEUTICALS, INC.

NOVABAY PHARMACEUTICALS, INC., a corporation organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware, hereby certifies that:

FIRST: The name of the Corporation is NovaBay Pharmaceuticals, Inc. (the “Corporation”).

SECOND: The Corporation was originally incorporated under the same name and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 19, 2010.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending and restating Paragraphs A and C of Article IV of the Certificate of Incorporation to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Fifty-Five Million (55,000,000) shares. Fifty Million (50,000,000) shares shall be Common Stock, each having a par value of one cent ($0.01) per share. Five Million (5,000,000) shares shall be Preferred Stock, each having a par value of one cent ($0.01) per share.”

“C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).”

FOURTH: Also pursuant to a resolution of the Board of Directors, thereafter this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at the Annual Meeting of Stockholders held on May 31, 2018, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, NOVABAY PHARMACEUTICALS, INC. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 4th day of June, 2018.

NOVABAY PHARMACEUTICALS, INC.

By:	/s/ Mark M. Sieczkarek
Mark M. Sieczkarek
Chief Executive Officer